EXHIBIT 21.1

Subsidiary                        Jurisdiction of Incorporation

Bowman North Carolina Ltd	North Carolina
Bowman Realty Consultants, LLC	Florida
McMahon Associates, Inc.	Pennsylvania
Bowman Consulting Mexico Sociedad de Responsabilidad Limitada de Capital Variable	Mexico
Project Design Consultants, LLC	California